

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 16, 2016

<u>Via E-mail</u>
Mr. Richard J. Weller
Executive Vice President and Chief Financial Officer
Wesco Aircraft Holdings, Inc.
24911 Avenue Stanford
Valencia, CA 91355

      Re: Wesco Aircraft Holdings, Inc.
              Form 10-K
              Filed November 30, 2015
              File No. 1-35253

Dear Mr. Weller:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief
                        Office of Manufacturing and
                        Construction